

07005818

SECU[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53531

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Todd Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Green Valley Road, Suite 500
(No. and Street)

Greensboro (City) North Carolina (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Krick 336-299-2333 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

300 North Greene Street, Suite 800 (Address) Greensboro (City) North Carolina (State) 27401 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael L. Krick**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Todd Securities, L.L.C.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / Manager

Title

Notary Public

My Commission Expires 11/11/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Todd Securities, L.L.C.

Table of Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Todd Securities, L.L.C.:

We have audited the accompanying statement of financial condition of **Todd Securities, L.L.C.** (a North Carolina limited liability company) (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Todd Securities, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

300 North Greene Street
Suite 800
Greensboro, NC 27401
T 336.271.3900
F 336.271.3910
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton

As stated in Note A, the Company was converted into a limited liability company on November 17, 2006. Accordingly, the Company is now treated as a pass-through entity for federal and state income tax purposes. During 2006, the Company also modified its business activities and converted its business, operations and status to that of an "override" broker-dealer and on November 22, 2006, Todd Consulting, Inc. (the Parent) assigned and transferred to the Company all right, title and interest in commissions earned on new and existing life insurance policies. The Company's revenues from this date forward will be derived from insurance product sales by the independent producers of the Parent and will reflect all gross commissions earned by the Parent and not just the net 4% commissions previously earned by the Company. Effective November 17, 2006, the Company also entered into a new Support Services, Space Sharing and Expense Agreement identifying the terms and conditions by which the Parent will provide to the Company support services, support personnel office space and assistance necessary to operate the Company. Pursuant to this agreement, the Parent agreed that it will not apportion or charge back to the Company any covered expenses at the end of any fiscal year or at any time, nor will it seek reimbursement from the Company of any covered expenses.

Grant Thornton LLP

Charlotte, North Carolina
February 28, 2007

Todd Securities, L.L.C.

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$181,476
Commissions receivable	191,780
Receivable from Todd Consulting, Inc.	61,290
Prepaid expenses and other assets	20,699
	$455,245

Liabilities and Member's Equity

Commissions payable	$ 32,803
Payable to Todd Consulting, Inc.	29,592
Income taxes payable (Note D)	9,455
	71,850
Commitments and contingencies (Note E)	
Member's equity (Note A)	383,395
	$455,245

The accompanying notes are an integral part of this financial statement.

Todd Securities, L.L.C.

Statement of Income
For the Year Ended December 31, 2006

Revenue from variable insurance product commissions	$3,149,725
Operating expenses:	
Commissions	2,755,345
General and administrative (Note F)	100,049
	2,855,394
Income before income taxes	294,331
Provision for income taxes (Note D)	2,891
Net income	$ 291,440

The accompanying notes are an integral part of this financial statement.

Todd Securities, L.L.C.

Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Common Stock	Capital	Retained Earnings	Total Member's Equity
Balance, December 31, 2005	$10,000	$ 0	$ 76,955	$ 86,955
Capital contribution	0	5,000	0	5,000
Conversion to limited liability corporation	(10,000)	10,000	0	0
Net income	0	0	291,440	291,440
Balance, December 31, 2006	$ 0	$15,000	$368,395	$383,395

The accompanying notes are an integral part of this financial statement.

Todd Securities, L.L.C.

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$291,440
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax provision (benefit)	(2,880)
Changes in:	
Commissions receivable	(184,907)
Receivables from Todd Consulting, Inc.	(21,186)
Prepaid expenses and other assets	(2,499)
Payables to Todd Consulting, Inc.	(997)
Commissions payable	(38,512)
Income taxes payable	4,291
Net cash provided by operating activities	44,750
Cash flows from financing activities – Capital contribution	5,000
Net increase in cash and cash equivalents	49,750
Cash and cash equivalents, beginning of year	131,726
Cash and cash equivalents, end of year	$181,476

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

Todd Securities, L.L.C. (the Company), a North Carolina limited liability company, is a broker-dealer that transacts variable life insurance business (including mutual funds and wrap fee products) for Todd Consulting, Inc. The Company is a wholly owned subsidiary of Todd Consulting, Inc. (the Parent) which is its sole member. The Company has elected to be registered as a broker-dealer and, thus, is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note G). The Company was approved for membership with the National Association of Securities Dealers (NASD) on January 17, 2002. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

The Company was incorporated in July 2001 and began processing transactions in July 2002. The initial capital of $10,000 to fund the Company was obtained from The Todd Organization of the Carolinas, LLC and subsequently from the Parent (see Note B). The Parent also paid $80,500 of start-up costs (consulting fees, registration fees, license fees, salaries, etc.) related to the formation of the Company. These costs were not to be reimbursed by the Company and, as such, were not recorded in the financial statements of the Company.

On November 17, 2006, the Parent converted the Company into a limited liability company. No change in business operations resulted from the conversion and there was no change in ownership. Pursuant to the plan of conversion, the outstanding shares of common stock of Todd Securities, Inc. were converted into membership interests in Todd Securities, L.L.C.

Prior to November 17, 2006, the Company operated under a networking agreement with the Parent dated June 24, 2002, whereby the Company provided compliance, regulatory and educational services specifically designed for the sophisticated marketplace in which independent producers of the Parent operated. The Company's purpose was to enable the Parent's producers, who are also registered representatives of the Company, in marketing variable insurance products to clients. The charge for the Company's services was 4% of commissions earned on the sale of variable insurance products offered by companies other than The Northwestern Mutual Life Insurance Company (Northwestern Mutual). Each registered representative of the Company was also a registered representative of Northwestern Mutual Investment Services, LLC (Northwestern Mutual's wholly owned broker-dealer (NMIS)). Producers affected all sales of Northwestern Mutual variable insurance products as registered representatives of and through NMIS. The networking agreement also stated that all commissions and other forms of revenue derived from the sale of registered products by the registered representatives of the Company was to be paid to the Parent and then distributed to the Company based on the percentage discussed above.

During 2006, the Company modified its business activities and converted its business, operations and status to that of an "override" broker-dealer. As part of the conversion to an "override" broker-dealer, the Company transferred all customer accounts to NMIS and terminated the securities registration of each parent producer registered representative. Following the conversion, NMIS agreed to be solely responsible for carrying referred customer accounts, maintaining the securities registration of each former registered representative of the Company and is the broker-dealer of record on each sale of variable insurance products or other investment products sold by registered representatives of NMIS who are also independent producers of the Parent. In addition, the networking agreement was terminated on November 22, 2006, and the Parent assigned and transferred to the Company all right, title and interest in commissions earned on new and existing life insurance policies. Effective November 17, 2006, the Company also entered into a new Support Services, Space Sharing and Expense Agreement identifying the terms and conditions by which the Parent will provide to the Company support services, support personnel, office space and assistance necessary to operate the Company. Pursuant to this agreement, the Parent agreed that it will not apportion or charge back to the Company any covered expenses at the end of any fiscal year or at any other time, nor will it seek reimbursement from the Company of any covered expenses (Note F). Amounts receivable from or payable to the Parent under these agreements are reflected in the accompanying financial statements.

Cash and Cash Equivalents

Short-term investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition

The Company derives revenues from variable insurance product commissions on new and existing life insurance policies. First year commissions are recognized as revenue in the amount due or paid by the carrier at the time a policy application is substantially completed, the initial premium payment is paid and the insured party is contractually committed to purchase the insurance policy. Renewal commission revenue is recognized when the premium or commission is due or paid. The Company records the gross commissions received or receivable related to these policies as variable insurance product commissions revenue and the commissions paid or payable to other parties as commissions expense. Prior to November 22, 2006, the difference between these amounts represents the net 4% commission earned by the Company. As of November 17, 2006, the Company had transferred to NMIS all customer accounts and terminated the securities registrations of its registered representatives. On November 22, 2006, the Parent assigned and transferred to the Company all right, title and interest in commissions earned on new and existing life insurance policies. Accordingly, the Company's revenues from this date forward will be derived from insurance product sales by the independent producers of the Parent, each of whom is a registered representative of NMIS only, and will reflect all gross commissions earned by the Parent and not just the net 4% of commissions previously earned by the Company.

Adjustments to revenue in subsequent periods due to cancellations of life insurance policies are infrequent and minor, as the Company is notified in advance if a client chooses to surrender policies. Revenue associated with policies to be surrendered is not recognized. Certain commission revenue is subject to chargeback, which means that insurance companies retain the right to recover a portion or all of the commission paid in the event policies prematurely terminate. The chargeback schedules differ by product and usually apply only to the first three years of commissions. The Company records a chargeback allowance when deemed necessary to provide for estimated chargebacks or any other adjustments related to insurance policies currently in force.

Income Taxes

Provision for income taxes is based on pretax financial accounting income. Through November 2006, the Company accounted for income taxes using the liability method. Accordingly, deferred income taxes were recognized for the expected future tax consequences or temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities using enacted tax rates expected to be in effect when those amounts are realized.

As noted above, the Company was converted into a limited liability company on November 17, 2006. Accordingly, from this date forward, the Company is treated as a pass-through entity for federal income tax purposes. As a result, the Company is not subject to federal income tax but rather the liability for federal income taxes from the taxable income generated by the Company is the obligation of the member of the Company. The Company is treated similarly for state and local income tax purposes. Accordingly, no provision for domestic income taxes has been recorded in the accompanying consolidated financial statements for December 2006.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note B - Common Stock

Stock issued represents shares issued to The Todd Organization of the Carolinas, LLC in exchange for $10,000 in August 2001 to capitalize the Company. On June 24, 2002, the Parent purchased all of the outstanding shares of the Company from The Todd Organization of the Carolinas, LLC for $10,000. In addition, the Parent reimbursed The Todd Organization of the Carolinas, LLC for $80,500 of start-up costs paid on behalf of the Company (see Note A). On November 17, 2006, the Parent converted the Company into a limited liability company and converted all of the outstanding shares of common stock into membership interest of the Company (see Note A).

Note C - Retirement Plan

The Company participates in a retirement plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is sponsored by the Parent. Company contributions to the plan are discretionary and there were no such contributions for the year ended December 31, 2006.

Note D - Income Taxes

As described in Note A, the Company was converted into a limited liability company on November 17, 2006. The provision (benefit) for income taxes consists of the following for the period prior to conversion:

Current	$5,771
Deferred	(2,880)
	$2,891

The difference between the total provision for income taxes and the amount computed by applying the statutory federal income tax rate to the income before income taxes relates primarily to state income taxes.

The Parent files a consolidated federal tax return that includes the Company. For purposes of these financial statements, the Company has presented federal income taxes on the separate return method allowed under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, the federal income taxes payable of $8,900 at December 31, 2006, is due to the Parent, which files the consolidated federal income tax return.

Income tax payments of $1,480 were made by the Company for the year ended December 31, 2006.

Note E - Commitments and Contingencies

There is no pending or threatened litigation involving the Company as of December 31, 2006. As discussed in Note A, certain contingencies exist for the refund of commissions received on insurance products in the event the underlying policy is terminated.

Note F - Administration and Services Agreement

On July 19, 2002, the Company and the Parent entered into an administration and services agreement which was subsequently amended September 30, 2004. On November 17, 2006, the Company and the Parent entered into a new Support Services, Space Sharing and Expense Agreement to reflect the Company modifying its business activities and converting its business operations and status to that of an "override" broker-dealer (see Note A). Under both agreements, the Parent provides certain facilities, services, personnel and assistance to the Company, including, but not be limited to, the following:

- Perform all bookkeeping and accounting functions in accordance with accounting principles generally accepted in the United States of America
- Establish and maintain all records required by law
- Furnish all stationary, forms and supplies
- Provide all necessary clerical and professional staff to perform the above activities in accordance with the standards set forth in the agreement

- Provide all computer hardware and software capabilities and facilities to expeditiously and efficiently carry out the services to be performed
- Provide office space, furniture, fixtures, equipment and supplies
- Prepare all reports required by governmental, regulatory and supervisory authorities
- Bill and collect all premiums
- Develop and maintain manuals for all of the Company's internal operations, including, but not limited to, accounting records

The fees charged for these services are intended by the parties to be reasonable in relation to the services provided and are determined on a quarterly basis. However, under the administration and services agreement, no charges or fees were due or payable until or unless the Company would have sufficient income to pay such charges or fees without violating SEC Rules 17a-11 or 15c3-1. Moreover, and not withstanding any other provisions or conditions of the agreement, to the extent any such charges or fees became due or payable in contravention of SEC Rules 17a-11 or 15c3-1, then such obligation of the Company to pay fees or charges would have been solely at the discretion of the Company and would not have been deemed a contractual liability of the Company. During 2006, the Company recognized $58,809 of operating expenses for fees incurred under this agreement. In September 2006, the Parent forgave payment for $5,000 of the $58,809, which has been treated as a capital contribution in the accompanying financial statements.

Pursuant to the new Support Services, Space Sharing and Expense Agreement effective November 17, 2006, the Parent agreed that it will not apportion or charge back to the Company any covered expenses at the end of any fiscal year or at any other time, nor will it seek reimbursement from the Company of any covered expenses. The Company will preserve a separate record of each covered expense in compliance with SEC Rules 17a-3 and 17a-4 adopted under the Securities Exchange Act of 1934.

Note G - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company had net capital of $208,857 at December 31, 2006, which was $203,857 in excess of its minimum net capital requirement of $5,000 at December 31, 2006.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3, pursuant to Section k(2)(i) of that rule.

Todd Securities, L.L.C.

Schedule I
Page 1
Computation of Net Capital Supporting Schedule

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Todd Securities, L.L.C. as of December 31, 2006

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$383,395
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		383,395
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		383,395
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Page 3)	(174,538)	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		(174,538)
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		208,857
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue concentration		
	E. Other		
10.	Net capital		$208,857

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Todd Securities, L.L.C. as of December 31, 2006

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)		$ 4,790
12.	Minimum dollar net capital requirement of reporting broker or dealer		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital (line 10 less 13)		203,857
15.	Excess net capital of 1000% (line 10 less 10% of line 18)		201,672

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		$ 71,850
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Total aggregate indebtedness		$ 71,850
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10) (Schedule I)		34.4%

Todd Securities, L.L.C.

Schedule I
Page 3
Computation of Net Capital Supporting Schedule

Description	Allowable Assets	Nonallowable Assets	Total
Cash and cash equivalents	$181,476	$ 0	$181,476
Commissions receivable	99,231	92,549	191,780
Receivable from Todd Consulting, Inc.	0	61,290	61,290
Prepaid expenses and other assets	0	20,699	20,699
	$280,707	$174,538	$455,245

The accompanying note to supplementary schedule is an integral part of this schedule.

Todd Securities, L.L.C.

Note to Supplementary Schedule
For the Year Ended December 31, 2006

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's audited December 31, 2006, Form X-17A-5 Part IIA filing, as amended.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Member of
Todd Securities, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedule of **Todd Securities, L.L.C.** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 North Greene Street
Suite 800
Greensboro, NC 27401
T 336.271.3900
F 336.271.3910
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
February 28, 2007

END